Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043-1337

June 24, 2008

Kathleen Collins

Megan Akst

Evan Jacobson

Jay Ingram

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omnicell, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
Definitive Proxy Statement Filed March 25, 2008
File No. 0-33043

Ladies and Gentlemen:

This letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated June 3, 2008, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 filed on March 17, 2008, and Definitive Proxy Statement filed on March 25, 2008.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.             The Tandy representations must come directly from the Company, not from your counsel on behalf of the company.  Please provide these representations in a separate letter from the Company in tandem with your next response, if the response is submitted by your counsel.

The Company respectfully advises the Staff that the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A.  Controls and Procedures, page 47.

2.                                       We reissue comment 5 of our letter dated April 23, 2008.  Amend the Form 10-K to disclose the conclusions of your principal executive and principal accounting officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.  In addition, provide us with your views as to how the omission of the required Item 307 disclosure impacts the effectiveness conclusions of your certifying officers.

The Company respectfully advises the Staff the Company has filed an amended Form 10-K to revise the disclosure regarding the conclusions of its principal executive and principal accounting officers at December 31, 2007 regarding the effectiveness of the Company’s disclosure controls and procedures as of such date. Further, the Company respectfully advises the Staff that the Company does not believe that the omission of the required Item 307 disclosure impacts the effectiveness of the conclusions of the Company’s certifying officers, as such certifying officers conducted a complete evaluation of such disclosure controls and procedures, and only the Company’s disclosure in Item 9A regarding such evaluation was incomplete.

Please do not hesitate to call me at (650) 251-6478, or Bob Brigham or Sally Kay of Cooley Godward Kronish LLP, the Company’s outside counsel, at (650) 843-5000 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robin G. Seim

Robin G. Seim

Chief Financial Officer

cc:	Dan S. Johnston, Esq., Omnicell, Inc.
Robert J. Brigham, Esq., Cooley Godward Kronish LLP
Sally A. Kay, Esq., Cooley Godward Kronish LLP